ATTENTION SHAREHOLDERS


Please be advised that the information contained in the application for deregistration on Form N-8F (40-8F-M) filed on August 27, 1999 and the two subsequent amendments (40-8F-M/A) filed on September 10, 1999 and November 12, 1999 (the "Application and Amendments") contain information that is true and correct; however, these filings do not pertain to either The Berwyn Funds, a Delaware business trust, or its predecessor Registrant, the Berwyn Income Fund, Inc., a Pennsylvania corporation.

Instead, the Application and Amendments pertain to: Berwyn Fund, Inc., a Pennsylvania corporation. Please see CIK: 0000731764 for amended filings.